ALBERTA COMPLIANCE SERVICES INC.

02042322

RECEIVED JUN 26 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 154

PROCESSED JUL 15 2002 THOMSON FINANCIAL

June 17, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: Applied Gaming Solutions of Canada Inc.
File No. 82-4832

Please accept for filing the following documents that include information required to be made public:

1. Notice of Meeting and Record Date
2. Audited Financial Statements for the year ended December 31, 2001
3. BCSC Form 51-901F
4. Interim Financial Statements for the 3 months ended March 31, 2002
5. BCSC Form 51-901F

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

dlw 7/2

Sherri Van Ham
Associate

Encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

82-4832

ALBERTA COMPLIANCE SERVICES INC.
602, 304 - 8 Avenue S W, Calgary, Alberta T2P 1C2
Ph (403) 216-8450 Fx (403) 216-8459
email: info@albertacompliance.com

May 13, 2002

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
TSX Venture Exchange

Attention: Continuous Disclosure

Dear Sirs:

Re: Applied Gaming Solutions of Canada Inc.
Annual and Special Meeting of Shareholders

On behalf of our above captioned client, we wish to confirm the following dates regarding their upcoming meeting:

DATE OF MEETING	July 25, 2002
RECORD DATE	June 5, 2002
MATERIAL MAIL DATE	June 21, 2002
PLACE OF MEETING	Calgary, AB
APPLICABLE SECURITIES common shares	CUSIP NO. 037944-105

Yours truly,
ALBERTA COMPLIANCE SERVICES INC.

"Sherri Van Ham"

Sherri Van Ham
Associate

cc Applied Gaming Solutions of Canada Inc.
Computershare Investor Services Inc (for your information only)

82-4832

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:

______	Schedule A
X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Applied Gaming Solutions of Canada Inc.
ISSUER'S ADDRESS:	1000 100 4 Avenue, S. W. Calgary, Alberta T2P 3N2
ISSUER TELEPHONE NUMBER:	(403) 266 8900
ISSUER FACSIMILE NUMBER:	(403) 266 8909
CONTACT PERSON:	Michael Blank
CONTACT'S POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(403) 266 8900
FOR QUARTER ENDED:	December 31, 2001
DATE OF REPORT:	May 21, 2002
CONTACT E-MAIL ADDRESS	mblank@ags.ca
WEB SITE ADDRESS	ags.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHEDAND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARDOF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

David Aftergood	"David Aftergood	02-05-21
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)
Peter Wallis	"Peter Wallis"	02-05-21
NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)

82-4832

FORM 51-901F

B.C. SECURITIES COMMISSION

QUARTERLY REPORT

FOR
APPLIED GAMING SOLUTIONS OF CANADA INC.

FOR THE YEAR ENDED DECEMBER 31 2001

SCHEDULE A: **Financial Information**

- see Financial Statements accompanying this Form 51-901F.

SCHEDULE B: **Supplementary Information**

1. The major components of deferred development costs: see notes to financial statements.

2. The major components of General & Administration costs are:

	2001
Consultant fees	$ 66,911
Dues, subscription & licenses	933,160
Salaries and benefits	429,981
Foreign exchange (gain) loss	400,271
Insurance	32,024
Office expense	29,103
Professional fees	30,802
Public company costs	23,136
Rent expense	89,279
Telephone &communications expense	16,974
Travel & promotion	84,001
AGS Vietnam office	97,486
	$2,233,128

3. Related Party Transactions

   There were no related party transaction during the reporting period.

4. Securities issued and options granted: see financial statements

5. Share capital: see financial statements

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6. Directors and Officers

Directors

David A. Aftergood
Peter C. Wallis
Dale Laniuk
James F. Kelleher, PC, QC
Larry W. Ruptash

Officers

David A. Aftergood
President and Chief Executive Officer

Michael Blank
Chief Financial Officer

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SCHEDULE C: **Management Discussion and Analysis**

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Accounts Payable

Included in accounts payable is a significant debt denominated in U.S. dollars. Much of the increase in accounts payable in the year is due the interest and additional maintenance fees on this debt (see material contracts and commitments below) as well as to the decline of the Canadian dollar.

General and Administrative Expenses

The decrease in general and administrative expenses over the preceding year is due to cost cutting measures including a reduction of staff.

Interest Expense

The increase in both long and short term interest expense can be attributed to the compounding effect of interest on both short and long term debt.

Depreciation and Amortization

Depreciation and amortization have decreased due to the write-down of deferred development costs in the last quarter of 2000.

Deferred Development Costs

$257,000 was expended by the Company for consultants and the set-up of an office in Ho Chi Mihn City in anticipation of the Ho Chi Mihn City Lottery contract. Amortization of these expenditures will commence once the Ho Chi Mihn City Project is operational.

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Legal Proceedings and Contingent Liabilities

The Company made a claim against a former director and two consultants to the Corporation alleging, among other things, breach of contract due to the failure of the defendant to perform any services of value under the agreement with the Company. The same former director and consultants had previously commenced an action in the State of Nevada against the Company alleging breach of contract.

Pursuant to a Settlement Agreement entered into and effective March 5, 1999 between the Company and the former director and one of the consultants:

(1) The Company's insurance carrier has paid to the former director and consultants U.S. $75,000 in satisfaction of expenses, payments of commissions, fees, emotional distress damages and/or costs. The individuals agree to waive all claims, rights or causes of action of or relating to fraud in the inducement or deceitful intentions regarding future payments or performance of obligation.

(2) In April 1999, the Company agreed to payment of a total of U.S. $125,000 as severance payable in twenty-four installments of U.S. $5,208 per month. At December 31, 2001, these amounts remain outstanding.

(3) Subject to the approval of the Alberta securities regulators, the Company shall issue to the former director and consultant, 250,000 common shares of the Company. During the twenty-four month period from May 1999 to April 2001, the Company has the option to purchase the shares from the former director and consultants for the sum of One Dollar (U.S.) through April 2000 and shall have the first right of refusal to purchase the shares or any portion of the shares from May 2000 through April 2001. Through April 2001, the former director and consultants shall not sell, hypothecate or otherwise transfer or encumber the shares except that during the twelve months after April 2000, the former director and consultants may contract to sell the shares to a bona fide purchaser or on the open market for cash, by giving notice to the Company and subject to the right of first refusal of the Company.

The second consultant has not yet agreed to and signed the settlement agreement described above.

In 1998 the Company received a notice of claim from one of the creditors of the Company's former subsidiary, Quantum. This notice was in respect of a guarantee signed by the Company for amounts owing by Quantum to its creditor by $340,000. Subject to a judgement issued March 22, 1999 the Company was required to pay approximately $350,000, which consists of two $50,000 payments made in June and July of 1999 and 12 monthly payments of $20,897.06 commencing in July of 1999.

The Company's former subsidiary Quantum is a defendant in a lawsuit claiming the defendants are indebted to the plaintiff in the amount of $1,286,947 plus interest, which indebtedness is secured by guarantees and a land mortgage. The other defendants in the action have also filed a third party notice against the Company in relation to this claim, alleging they are entitled to be indemnified by the Company in this claim. In addition, the Company has been named as a third party by the defendant in the same lawsuit for additional damages amounting to $175,000 plus interest and costs. The defendant is seeking indemnity for this amount from the Company pursuant to an alleged agreement. The Company is defending the claim and the third party notices. Pleadings are complete and document production is underway. At this time the outcome of the litigation is not predictable.

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Material Contracts and Commitments

The Company entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Company agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Company its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

The Company agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

The Company agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Company executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Company is also committed to pay a fee of $8,333 U.S. per month for 60 months commencing on the date the Company executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in six equal monthly installments commencing on the date of execution of the agreement.

In addition, the Company shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Company negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Company receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Company experienced in making past payments to AWI, the Company agreed to pay AWI 25% of the revenue the Company received under the Hanoi Lottery Agreement and 5% of the revenue which the Company receives from any future lottery in Vietnam. During 2000, $32,334 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $8,689,417 ($5,455,435 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per month.

Proposed merger

In December 2000, the Company entered into a non-binding letter of intent contemplating the purchase of the Company by CCA Companies Inc. ("CCA"), subject to certain pre-conditions. CCA is a developer of international gaming sites with headquarters in Miami and offices in London, New York, and Suriname. Pursuant to the terms of the letter of intent, it is proposed that CCA will acquire all the issued and outstanding shares of AGC. Consummation of the transaction is subject to a number of conditions, including: final due diligence by both parties, execution of a definitive merger agreement, shareholder approval, approval of the applicable Canadian and U.S. regulatory agencies, CCA successfully raising additional financing of not less than U.S. $3 million and settlement of all outstanding issues with the Company's note-holders and major creditor.

The Company is currently in negotiations with CCA regarding the terms and conditions of the proposed merger.

Liquidity and Solvency

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At December 31, 2001 the Company had a working capital deficiency of $14,074,967 and an accumulated deficit of $28,508,507. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $69,895 for the year ended December 31, 2001. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.

82-4832

Applied Gaming Solutions

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDING MARCH 31, 2002
(UNAUDITED)

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

AS AT		March 31, 2002		December 31, 2001
ASSETS				
CURRENT ASSETS				
Cash	$	-	$	-
Accounts receivable		1,325		825
Prepaid expenses		1,275		1,275
		2,601		2,099
CAPITAL ASSETS		1,442,267		1,537,976
DEFERRED DEVELOPMENT COSTS		305,334		307,605
PRE-OPERATIONAL COSTS		-		
	$	1,750,202	$	1,847,681
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdraft	$	15,588	$	16,116
Accounts payable		12,794,114		11,810,950
Short-term loans		2,250,000		2,250,000
		15,059,702		14,077,066
LONG-TERM DEBT		500,000		500,000
		15,559,702		14,747,573
SHAREHOLDERS' EQUITY				
Share capital		15,779,122		15,779,122
Deficit		(29,588,622)		28,508,507
		(13,809,500)		(12,729,385)
	$	1,750,202	$	1,847,681

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH 31	
	2002	**2001**
REVENUES	$ 18,485	$ 18,050
DIRECT EXPENSES	-	-
	18,485	18,050
OTHER EXPENSES		
General and administrative	348,441	971,751
Interest on Short Term Loans	615,917	483,989
Interest on Long Term Loans	36,261	26,962
Depreciation and Amortization	97,981	97,078
	1,098,600	1,579,780
NET LOSS (INCOME) FROM CONTINUING OPERATIONS	1,080,115	1,561,730
GAIN (LOSS) FROM DISCONTINUED OPERATIONS	-	-
	-	-
NET LOSS (INCOME)	1,080,115	1,561,730
DEFICIT, BEGINNING OF PERIOD	28,508,507	23,702,712
DEFICIT, END OF PERIOD	$29,588,622	$25,264,442
WEIGHTED AVERAGE SHARES OUTSTANDING	32,709,827	29,002,695
LOSS (INCOME) PER SHARE	$ 0.03	$ 0.05

82-4832

APPLIED GAMING SOLUTIONS OF CANADA INC.
CONSOLIDATED STATEMENT OF CASH FLOW
(UNAUDITED)

	FOR THE THREE MONTHS ENDED MARCH31	
	2002	**2001**
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
Net income (loss)	$ (1,080,115)	$ (1,561,730)
Items not involving cash:		
Amortization	97,981	97,078
Cash flow (outflow) from operations	(982,134)	(1,464,652)
Change in non-cash working capital balances	982,134	842,108
	(0)	(622,544)
Discontinued Operations	-	-
FINANCING:		
Issue of common shares, net of issue costs	-	705,132
Issue of preferred shares	-	-
Proceeds on short term loan	-	-
Proeeds on loan from related party	-	-
Bank loans	-	-
Long term debt	-	-
Cheques issued in excess of cash on hand		-
	-	705,132
INVESTMENT:		
Cash effect of acquisition of business, net	-	-
Acquisiton of capital assets, net	-	(39,309)
Increase in deferred development costs	-	(256,869)
Acquisition of business	-	-
	-	(296,178)
INCREASE (DECREASE) IN CASH POSITION	-	(213,590)
CASH POSITION, BEGINNING OF PERIOD	-	284,842
CASH POSITION, END OF PERIOD	$ -	$ 71,252

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Applied Gaming Solutions of Canada Inc.
Consolidated Financial Statements for the Three Months Ending March 31, 2002
(Unaudited)

Notes to Consolidated Financial Statements

1. The accounting policies and methods of their application in these financial statements are unchanged from the most recent annual financial statements and therefore should be read in conjunction with the most recent annual financial statements.

82-4832

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:

X	Schedule A
X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER:	Applied Gaming Solutions of Canada Inc.
ISSUER'S ADDRESS:	1000 100 4 Avenue, S. W. Calgary, Alberta T2P 3N2
ISSUER TELEPHONE NUMBER:	(403) 266 8900
ISSUER FACSIMILE NUMBER:	(403) 266 8909
CONTACT PERSON:	Michael Blank
CONTACT'S POSITION:	Chief Financial Officer
CONTACT TELEPHONE NUMBER:	(403) 266 8900
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	May 17, 2002
CONTACT E-MAIL ADDRESS	mblank@ags.ca
WEB SITE ADDRESS	ags.ca

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHEDAND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARDOF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR		DATE SIGNED (YY/MM/DD)
David Aftergood	"David Aftergood	02-05-21
Peter Wallis	"Peter Wallis"	02-05-21

82-4832

FORM 51-901F

B.C. SECURITIES COMMISSION

QUARTERLY REPORT

FOR
APPLIED GAMING SOLUTIONS OF CANADA INC.

FOR THE NINE MONTHS ENDED SEPTEMBER 30 2001

SCHEDULE A: **Financial Information**
- see Financial Statements accompanying this Form 51-901F.

SCHEDULE B: **Supplementary Information**

1. The major components of deferred development costs are:

	2001
Salaries/consulting fees	$2,977,055
License fees	772,921
Marketing and technical support	2,567,202
Office and supplies	688,969
Travel	494,873
Insurance	113,493
Financing fee	50,000
Legal and accounting	18,746
Other projects	17,640
	7,700,899
Less:	
Amortization	1,894,808
Write-down of deferred developments costs	5,500,000
	$ 306,091

An evaluation of the carrying value of deferred development costs was performed in 2000 and it was determined that the carrying value exceeded the expected undiscounted cash flows by $5,500,000. Accordingly, a write-down was recognized and charged to operations in 2000.

2. The major components of General & Administration costs are:

	2001
Consultant fees	$ 7,250
Dues, subscription & licenses	154,781
Salaries and benefits	64,088
Foreign exchange (gain) loss	87,497
Office expense	3,227
Professional fees	1,095

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Public company costs	2,185
Rent expense	20,792
Telephone &communications expense	1,726
Travel & promotion	5,800
	$348,441

3. Related Party Transactions

   There were no related party transaction during the reporting period.

4. Securities issued and options granted

Common Shares: none issued

Options

Name	Number	Exercise Price	Issue Date	Expiry Date
Directors				
Peter Wallis	35,000	0.20	February 21, 2001	February 21, 2006
James Kelleher	25,000	0.20	February 21, 2001	February 21, 2006
Larry Ruptash	25,000	0.20	February 21, 2001	February 21, 2006
Dale Laniuk	25,000	0.20	February 21, 2001	February 21, 2006
Alek Krstajic	75,000	0.20	February 21, 2001	February 21, 2006
Employees				
	400,000	0.16	January 26, 2001	January 26, 2006
	100,000	0.20	February 21, 2001	February 21, 2006
	500,000	0.10	May 31, 2001	May 31, 2002

5. Share capital:

   (a) Authorized:

   Unlimited number of common shares

   Unlimited number of preferred shares issuable in series with terms and conditions to be determined by the Board of Directors

   700,000 Convertible preferred shares Series 1

   250,000 preferred shares Series 2

   (b) Pooling arrangements:

   As at September 30, 2001, there were no pooled common shares that remain subject to the pooling agreements.

   (c) Issued:

	Amount	Number of Shares

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Common shares:		
Balance, December 31, 2001	33,690,581	15,779,122
Issued for cash on public offering	-	-
Issued for cash on private placement	-	-
Issued on exercise of options	-	-
Issued on exercise of warrants	-	-
Issued for services	-	-
Share issue costs	-	-
Balance, March 31, 2002	33,690,581	15,779,122

	Amount	Number of Shares
Preferred shares:		
Balance, March 31, 2002	250,000	250,000

(d) Stock options:

The following table sets forth a reconciliation of stock options granted, exercised and cancelled during the period ended September 30, 2001:

	Shares		Exercise Price
Outstanding at beginning of period	2,551,105	$	0.43 (average)
Granted	-		-
Exercised	-		-
Cancelled	-		-
Outstanding and exercisable, end of period	2,551,105	$	0.43 (average)

Options outstanding:

Number	Exercise Price	Expiry Date
65,000	0.50	April 21, 2002
3,000	0.50	May 29, 2002
590,000	0.50	July 6, 2003
100,000	0.60	April 8, 2004
50,000	0.91	June 23, 2004
372,500	0.53	November 14, 2004
475,000	0.46	January 25, 2005
56,522	0.46	April 18, 2005

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653,333	0.30	May 23, 2005
185,000	0.20	February 21, 2006
2,550,355		

6. Directors and Officers

Directors

David A. Aftergood
Peter C. Wallis
Dale Laniuk
James F. Kelleher, PC, QC
Larry W. Ruptash

Officers

David A. Aftergood
President and Chief Executive Officer

Michael Blank
Chief Financial Officer

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SCHEDULE C: **Management Discussion and Analysis**

Applied Gaming Solutions of Canada Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The principal business of the Company is to research, develop, manufacture, operate and manage lottery gaming central systems.

General

Accounts Payable

Included in accounts payable is a significant debt denominated in U.S. dollars. Much of the increase in accounts payable in the year is due the interest and additional maintenance fees on this debt (see material contracts and commitments below) as well as to the decline of the Canadian dollar.

General and Administrative Expenses

The decrease in these expenses over the same period in 2001 can also be attributed to reductions in overhead implemented in the last half of 2001.

Interest Expense

The increase in both long and short term interest expense can be attributed to the compounding effect of interest on both short and long term debt.

Depreciation and Amortization

Depreciation and amortization have remained virtually unchanged from the preceding year.

Deferred Development Costs

No expenditures were made during the first quarter of 2002.

Legal Proceedings and Contingent Liabilities

The Company made a claim against a former director and two consultants to the Corporation alleging, among other things, breach of contract due to the failure of the defendant to perform any services of value under the agreement with the Company. The same former director and consultants had previously commenced an action in the State of Nevada against the Company alleging breach of contract.

Pursuant to a Settlement Agreement entered into and effective March 5, 1999 between the Company and the former director and one of the consultants:

(1) The Company's insurance carrier has paid to the former director and consultants U.S. $75,000 in satisfaction of expenses, payments of commissions, fees, emotional distress damages and/or costs. The individuals agree to waive all claims, rights or causes of action of or

82-4832

relating to fraud in the inducement or deceitful intentions regarding future payments or performance of obligation.

(2) In April 1999, the Company agreed to payment of a total of U.S. $125,000 as severance payable in twenty-four installments of U.S. $5,208 per month. At December 31, 2001, these amounts remain outstanding.

(3) Subject to the approval of the Alberta securities regulators, the Company shall issue to the former director and consultant, 250,000 common shares of the Company. During the twenty-four month period from May 1999 to April 2001, the Company has the option to purchase the shares from the former director and consultants for the sum of One Dollar (U.S.) through April 2000 and shall have the first right of refusal to purchase the shares or any portion of the shares from May 2000 through April 2001. Through April 2001, the former director and consultants shall not sell, hypothecate or otherwise transfer or encumber the shares except that during the twelve months after April 2000, the former director and consultants may contract to sell the shares to a bona fide purchaser or on the open market for cash, by giving notice to the Company and subject to the right of first refusal of the Company.

The second consultant has not yet agreed to and signed the settlement agreement described above.

In 1998 the Company received a notice of claim from one of the creditors of the Company's former subsidiary, Quantum. This notice was in respect of a guarantee signed by the Company for amounts owing by Quantum to its creditor by $340,000. Subject to a judgement issued March 22, 1999 the Company was required to pay approximately $350,000, which consists of two $50,000 payments made in June and July of 1999 and 12 monthly payments of $20,897.06 commencing in July of 1999.

The Company's former subsidiary Quantum is a defendant in a lawsuit claiming the defendants are indebted to the plaintiff in the amount of $1,286,947 plus interest, which indebtedness is secured by guarantees and a land mortgage. The other defendants in the action have also filed a third party notice against the Company in relation to this claim, alleging they are entitled to be indemnified by the Company in this claim. In addition, the Company has been named as a third party by the defendant in the same lawsuit for additional damages amounting to $175,000 plus interest and costs. The defendant is seeking indemnity for this amount from the Company pursuant to an alleged agreement. The Company is defending the claim and the third party notices. Pleadings are complete and document production is underway. At this time the outcome of the litigation is not predictable.

Material Contracts and Commitments

The Company entered into a Sales and Service agreement with Automated Wagering International, Inc. ("AWI") dated August 18, 1998 whereby AWI has agreed to sell to AGS certain equipment and services for use within the Socialist Republic of Vietnam. The Company agreed to purchase 345 lottery terminals for $1,483,645 U.S. payable as to $296,719 U.S. upon execution of the agreement and $593,538 U.S. 6 months after the execution of the agreement and $593,538 U.S. on the earlier of (i) 12 months from the execution of the agreement; (ii) the agreement by the Lottery Authority to pay the Company its capital costs; or (iii) the installation of a lottery terminal outside the Hanoi area.

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The Company agreed to purchase processors for $109,000 U.S. of which $54,500 U.S. was payable upon execution of the agreement and the remaining $54,500 U.S. is payable upon commencement of on-line sales of lottery numbers in Hanoi.

The Company agreed to pay a $500,000 U.S. non-refundable license fee which was due on the date the Company executed an agreement to install on-line lottery terminals outside of the Hanoi area. The Company is also committed to pay a fee of $8,333 U.S. per month for 60 months commencing on the date the Company executes an agreement with the appropriate Vietnamese authority to install lottery systems outside the Hanoi area.

AWI agreed to provide technical support services for $1,500,000 U.S. and marketing services for $250,000 U.S. These fees are payable in six equal monthly installments commencing on the date of execution of the agreement.

In addition, the Company shall pay to AWI a maintenance fee of $50,000 U.S. per month for a period of 60 months commencing on the sale of the first lottery ticket in Hanoi.

In January 1999, the Company negotiated a revised payment schedule with AWI, whereby AWI has exercised the option to require that 75% of the revenues which the Company receives under the Hanoi Lottery Agreement be paid to AWI until such amounts owing are fully paid. In return for AWI's continued cooperation and forbearance in light of the delays the Company experienced in making past payments to AWI, the Company agreed to pay AWI 25% of the revenue the Company received under the Hanoi Lottery Agreement and 5% of the revenue which the Company receives from any future lottery in Vietnam. During 2000, $32,334 U.S. was paid from lottery revenues earned in the year At December 31, 2000, a balance of $8,689,417 ($5,455,435 U.S.) remains outstanding. Interest on overdue balances is charged at a rate of 1.5% per month.

Proposed merger

In December 2000, the Company entered into a non-binding letter of intent contemplating the purchase of the Company by CCA Companies Inc. ("CCA"), subject to certain pre-conditions. CCA is a developer of international gaming sites with headquarters in Miami and offices in London, New York, and Suriname. Pursuant to the terms of the letter of intent, it is proposed that CCA will acquire all the issued and outstanding shares of AGC. Consummation of the transaction is subject to a number of conditions, including: final due diligence by both parties, execution of a definitive merger agreement, shareholder approval, approval of the applicable Canadian and U.S. regulatory agencies, CCA successfully raising additional financing of not less than U.S. $3 million and settlement of all outstanding issues with the Company's note-holders and major creditor.

The Company is currently in negotiations with CCA regarding the terms and conditions of the proposed merger.

Liquidity and Solvency

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.

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The Company has sustained operating losses and has used significant cash resources for operations in 2001 and 2000. At December 31, 2001 the Company had a working capital deficiency of $14,074,967 and an accumulated deficit of $28,508,507. The Vietnam lottery in Hanoi, the Company's significant source of revenue, commenced operations on August 9, 1999 resulting in gross revenue of $69,895 for the year ended December 31, 2001. Management is attempting to secure financing with other lenders and is negotiating amendments to existing financing facilities with its lenders to improve terms of repayment.

The Company's continuance as a going concern is dependent upon its ability to generate future profitable operations, secure sources of financing, and the continued financial support of its lenders, creditors and shareholders. There can be no assurance that the present and long-term cash requirements of the Company and its subsidiary will be satisfied either from revenues from operations or from future financings. If the Company is unable to successfully secure adequate or satisfactory financing as required, there is the possibility that the Company may be unable to realize on its assets to discharge its liabilities in the normal course of business. If future events render the going concern assumption inappropriate, adjustments would be necessary to the carrying value of assets and liabilities and the reported operations in the financial statements.